Exhibit 21

AMERICAN GREETINGS CORPORATION

Subsidiaries of the Registrant

Subsidiary	State / Jurisdiction of Incorporation

A.G. (UK), Inc.	Ohio
A.G. Industries, Inc.	North Carolina
A.G.C. Investments, Inc.	Delaware
AG Interactive, Inc.	Delaware
AG Retail Cards Limited	United Kingdom
AGC Funding Corporation	Delaware
AGC Holdings, LLC	Delaware
AGCM, Inc.	Ohio
Cardstore, Inc.	Washington
Carlton Cards Limited	Canada
Cloudco, Inc.	Delaware
John Sands (Australia) Ltd.	Delaware
Lakeshore Lending Limited	United Kingdom
Microcourt Limited	United Kingdom
Papyrus-Recycled Greetings, Inc.	Illinois
Plus Mark, LLC	Ohio
Those Characters From Cleveland, Inc.	Ohio
UK Greetings Limited	United Kingdom